UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537
Las Condes
Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On December 15, 2022, Itaú Corpbanca published a press release announcing that, on the same date, it filed a material event notice with the Chilean Commission for the Financial Market. The press release and material event notice are attached hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 15, 2022
99.2	Material event notice dated December 15, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: December 15, 2022.